FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 9, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

FIRST QUARTER 2005 RESULTS

Buenos Aires, May 9, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the first quarter ended March 31, 2005.

Net income for 2005 first quarter was P$122 million compared to P$82 million in 2004 first quarter*.

Operating income for 2005 quarter totaled P$624 million, accounting for a P$322 million increase compared to 2004 quarter*. This increase was mainly attributable to the following:

- P$225 million increase in the Oil and Gas Exploration and Production business segment mainly due to the 26.2% rise in the average sales price of crude oil equivalent attributable to the increase in the international reference and the accrual of an additional compensation provided for under the second round contracts in Venezuela.

- P$63 million increase in the Refining business primarily attributable to an 18% increase in average sales prices and a 7% rise in sales volumes.

- P$29 million improvement in the Electricity business, due mainly to increased generation margins derived from improved prices and higher sales volumes in 2005 quarter and increased costs associated with the shutdown for scheduled maintenance works performed during 2004 quarter.

Sales for 2005 quarter increased 31.4% to P$2,452 million.

Gross profit for 2005 quarter was P$876 million, 40.2% higher compared to 2004 quarter. Gross margin was 35.7% and 33.5% in 2005 and 2004 quarters, respectively.

The Company’s shareholders’ equity increased 2.2% in the three-month period to P$5,633 million as of March 31, 2005.

* For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

FIRST QUARTER 2005 RESULTS

Net Sales

*  In 2005 quarter net sales increased P$586 million or 31.4% to P$2,452 million. Net sales for 2005 quarter reflect P$112 million and P$159 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$3 million). Net sales for 2004 quarter reflect P$123 million and P$127 million attributable to our share in the net sales of CIESA and Distrilec, respectively, (net of intercompany sales of P$4 million).

Without proportional consolidation, 2005 quarter sales increased P$564 million or 34.8% to P$2,184 million. Sales for the Oil and Gas Exploration and Production, Petrochemicals, Refining and Electricity business segments increased P$214 million, P$193 million, P$173 million and P$31 million, respectively, driven by a significant increase in the price of WTI and the main petrochemical and refined byproducts and, to a lesser extent, a growth in sales volumes.

Reflecting the growing integration of operations, intercompany sales increased to P$553 million in 2005 quarter from P$466 million in 2004 quarter.

Gross Profit

*   Gross profit increased P$251 million or 40.2% to P$876 million in 2005 quarter. The 2005 gross profit reflects P$54 million and P$29 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2004 quarter gross profit reflects P$66 million and P$20 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2005 quarter increased P$254 million or 47.1% to P$793 million.

Reflecting the sales growth mainly attributable to higher prices, gross profit for the Oil and Gas Exploration and Production, Refining, Electricity and Petrochemicals business segments increased P$153 million, P$66 million, P$35 million and P$7 million, respectively.

Gross margin on sales increased to 35.7% in 2005 quarter from 33.5% in 2004 quarter. Without proportional consolidation, gross margin totaled 36.3% in 2005 compared to 33.3% in 2004 quarter.

Administrative and selling expenses

*   Administrative and selling expenses in 2005 quarter were the same as in 2004 quarter. The 2005 quarter administrative and selling expenses reflect P$3 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2004 quarter reflects P$7 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$4 million or 2.3% to P$179 million in 2005 quarter.

Other operating income

*  Other operating income accounted for P$52 million and P$42 million losses in 2005 and 2004 quarters, respectively. Other operating for 2005 quarter reflects a P$2 million loss and a P$2 million gain attributable to our share in other operating income, net of CIESA and Distrilec, respectively. In 2004 quarter, other operating income reflects a P$5 million loss attributable to our share in other operating income of Distrilec.

Without proportional consolidation, other operating income accounted for P$52 million and P$37 million losses. This rise is mainly attributable to the P$13 million increase in the tax on financial transactions, primarily boosted by prepayment of corporate notes in the quarter under review. In addition, other operating income for 2005 quarter reflects a P$10 million gain attributable to tax benefits derived from Innova operations in Brazil, according to an incentive program established by the Río Grande Do Sul State (Brazil) until December 2007. The results arising from these benefits had an impact on 2005 quarter results. 2005 quarter includes costs associated with the unused transportation capacity under the Ship or Pay contract with OCP (Oleoducto de Crudos Pesados) in Ecuador, in the amount of P$41 million. The 2004 loss is mainly attributable to P$40 million costs attributable to the unused transportation capacity under the Ship or Pay contract

Operating income

*  Operating income increased P$322 million to P$624 million in 2005 quarter. The 2005  quarter operating income reflects P$53 million and P$11 million attributable to our share in operating income of CIESA and Distrilec, respectively. The 2004 quarter reflects P$59 million and a P$1 million loss attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income moved up P$316 million to P$560 million in 2005 quarter.

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

* Equity in earnings of affiliates decreased P$15 million to P$22 million in 2005 quarter. Without proportional consolidation, equity in earnings of affiliates dropped P$25 million to P$47 million in 2005 quarter from P$72 million in 2004 quarter.

The main variations were the following:

-  TGS/CIESA: In 2005 quarter, equity in earnings of CIESA and TGS declined P$4 million to P$35 million from P$39 million in 2004 quarter, mainly due to a drop in sales revenues for the unregulated segment, partially offset by increases in the regulated segment activities and reduced interest expense as a result of a lower level of indebtedness and a drop in interest rates due to restructuring of TGS’s debt.

Total sales revenues declined 5.3% to P$232 million in 2005 quarter. Sales revenues for the gas transportation segment increased 3.8% to P$110 million in  2005 quarter due to the execution of new firm transportation contracts, effective May 2004. The higher transportation capacity committed (3.6 MMm³/d) results from competitive biddings for transportation capacity conducted by TGS in March 2004. Income from the NGL production and marketing segment declined 16.9% to P$108 million in 2005 quarter mainly due to a 26% drop in sales volumes, partially offset by an increase in international prices. This drop in sales volumes was attributable to a shortage in natural gas supply that translated into reduced extraction of liquids. In addition, as from May 2004 the tax on exports of NGL increased from 5% to 20%.

In 2005 quarter, CIESA’s operating income declined l4.5% to P$100 million, mainly due to lower volumes from the unregulated segment.

-    Distrilec/Edesur: Equity in earnings of Distrilec accounted for a P$3 million loss in 2005 quarter compared to a P$3 million gain in 2004 quarter. The 2004 quarter reflects the positive impact derived from the settlement agreement with Almston Argentina in connection with Almston Argentina’s responsibility in the January 15, 1999 event occurred in Azopardo Substation. Such agreement definitively puts an end to any and all claims between the parties and accounted for a P$37 million gain for Edesur, recorded under Other income (expense), net.

Income from services in 2005 quarter increased 25.6% to P$329 million due to the combined effect of a 22% rise in sales prices and a 2% increase in the demand for energy.

Operating income increased to P$12 million in 2005 quarter, boosted by increased demand and a rise in sales prices exceeding the increase in energy purchase costs. This operating improvement in 2005 quarter was absorbed by the income tax and the impact of the penalties imposed by regulatory authorities in January 2005 in connection with the execution of the investments necessary to meet the required demand and quality standards.

-   Refinor: The increase in equity in earnings of Refinor basically derives from higher fuel marketing margins resulting from export operations and, to a lesser extent, the revaluation of inventories due to the WTI rise.

Refinor sales increased 16.1% to P$281 million in 2005 quarter due to the business higher sales prices, in line with the growth in international reference prices.

-  Citelec/Transener: In 2005 quarter, equity in earnings of Citelec accounted for a P$5 million gain, while no results were recorded in 2004 quarter. Improved results derived from unregulated activities.

Sales revenues increased 22.8% to P$81 million in 2005 quarter, mainly as a result of increased revenues from unregulated services, both in Argentina and abroad, derived from the regional expansion of Transener’s activities in Latin America, mainly in Paraguay and Brazil. Regulated rates were not subject to adjustments during 2005 and 2004 quarters. In 2005 quarter, operating income increased 66.7% to P$10 million, primarily due to higher contribution from unregulated activities, partially offset by higher labor costs derived from increases imposed by the Argentine government in 2004.

-   Petroquímica Cuyo S.A. Equity in earnings of Cuyo accounted for P$3 million and P$5 million gains in 2005 and 2004 quarters, respectively, derived from a decline in contribution margins in 2005 since the increase in the cost of supplies was proportionally higher than the rise in sales prices in line with the increase in crude oil prices that had a strong impact on international reference prices of the petrochemical industry.

Sales increased 33.9% to P$75 million in 2005 quarter due to the combined effect of a 30% increase in sales prices and a 5% rise in sales volumes to 19.3 thousand tons in 2005 quarter.

-   Empresa Boliviana de Refinación: Equity in earnings of EBR accounted for a P$11 million loss in 2005 quarter compared to a P$6 million gain in 2004 quarter, attributable to the adverse effect of regulatory changes and allowances for bad debts, especially for receivables from the Bolivian government, and tax claims.

In 2005 quarter, EBR recorded a 17% increase in crude oil processing and sales volumes, mainly gasoline and diesel oil. Increased volumes were sold through its extended commercial network to which new points of sale of its subsidiary EBD were added. However, EBR’s refining margin was adversely affected by higher taxes as a result of the regulatory changes effective January 1, 2005.

Financial income (expense) and holding gains (losses)

*  Financial income (expense) and holding gains (losses) increased P$121 million to P$369 million in 2005 quarter. The 2005 quarter reflects a P$2 million loss attributable to our share in the financial income (expense) and holding gains (losses) of Distrilec, while no significant results were recorded in CIESA. The 2004 quarter reflects a P$2 million loss attributable to our share in the financial income (expense) and holding gains (losses) of CIESA, while no significant results were recorded in Distrilec.

Without proportional consolidation, financial income (expense) and holding gains (losses) accounted for P$367 million and P$246 million losses in 2005 and 2004 quarters, respectively. This variation is mainly attributable to:

-  A 31.8% increase in the future curve of crude oil prices in 2005 quarter, compared to the 12.8% rise in 2004 quarter. As a result, and even for lower hedged volumes, losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting increased to P$251 million in 2005 quarter from P$178 million in 2004 quarter.

 - Interest expense slightly increased 1.6% to P$104 million in 2005 quarter.

Other Income net

*   Other income, net accounted for P$9 million and P$5 million gains in 2005 and 2004 quarters,  respectively. 2005 quarter reflects an P$8 million loss attributable to our share in Distrilec. 2004 quarter reflects a P$1 million loss attributable to our share in CIESA and a P$19 million gain attributable to our share in Distrilec.

Without proportional consolidation, other income, net accounted for a P$17 million gain in 2005 quarter and a P$13 million loss in 2004 quarter.

In 2005 quarter, a P$ 23 million gain was recorded attributable to an adjustment in the price of sale of CONUAR shares. This sale was effected in October 2002. Pursuant to the contract provisions, the final amount of the price payable would be determined according to the price of the shares at the time of payment. This gain was partially offset by a P$8 million loss attributable to accelerated depreciation of deferred charges relating to the issuance of Series K and M of corporate notes that were repaid during 2005 quarter. Results for 2004 quarter mainly reflect expenses related to closing of the forestry business sale transaction.

Income Tax

*   Income tax accounted for a P$103 million loss in 2005 quarter compared to a P$6 million gain in 2004 quarter. The income tax for 2005 quarter reflects P$5 million and P$5 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively. The income tax for 2004 reflects P$2 million and P$12 million losses attributable to our share in the income tax of CIESA and Distrilec, respectively.

Without proportional consolidation, income tax accounted for a P$93 million loss in 2005 quarter compared to a P$20 million gain in 2004 quarter. The 2004 fourth quarter reflected the partial reversal of the allowance provided for tax loss carry forwards. Income tax was previously offset against this allowance.

Balance Sheet

The breakdown below excludes proportional consolidation:

Statement of Cash Flows

The breakdown below excludes proportional consolidation:

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   The international price context for the E&P segment continues to be very favorable during 2005 quarter, with an average WTI of US$49,7 per barrel, 41.2% higher than the average price for 2004 quarter. In Argentina, the benefits derived from such a favorable context were severely limited due to the strong increase in crude exports taxes recorded during 2004. Such taxes moved from a single nominal 20% rate in 2004 quarter to a maximum 45% rate in 2005 quarter within the framework of an incremental tax scheme implemented in August 2004. This scheme was a conditioning reference for the fixing of domestic sales prices to the refining segment in line with the Argentine Government’s intention to establish a price stability framework.

*  Net sales for 2005 quarter increased 25.1% to P$1,067 million. This improvement is mainly attributable to the 26.2% rise in the average sales price of oil equivalent, partially offset by a 1.3% reduction in sales volumes of oil equivalent.

In 2005 quarter, the average sales price per barrel of crude oil, including the effects of taxes on exports, increased 23.8% to P$86.3 from P$69.7 in 2004 quarter.

Combined oil and gas daily sales volumes in 2005 quarter decreased to 178.8 thousand barrels of oil equivalent from 179.2 thousand barrels of oil equivalent in 2004 quarter. Crude oil sales volumes increased 2.3% to 126.9 thousand barrels per day in 2005 quarter from 124 thousand barrels of oil per day in 2004 quarter, while gas daily sales volumes dropped 6.1% to 311.0 million cubic feet and 331.2 million cubic feet in 2005 and 2004 quarters, respectively.

*   In Argentina, sales rose 6.9% to P$525 million in 2005 quarter. Combined oil and gas daily sales volumes decreased 4.1% to 97.7 thousand barrels of oil equivalent in 2005 quarter from 101.9 thousand barrels of oil equivalent in 2004 quarter.

Crude oil sales improved 5.6% to P$475 million in 2005 quarter from P$450 million in 2004 quarter. This increase was attributable to the 8.3% rise in the average sales price to P$91.2 per barrel in 2005 quarter, mainly as a consequence of the rise in the international reference price, limited by the effects of the incremental export tax scheme mentioned above.

Daily crude oil sales volumes declined 1.4% to 57.9 thousand barrels in 2005 quarter mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline. In such respect, the investments made, basically in projects aimed at improving the fields’ production basic curve, allowed to mitigate the negative trend of the production curve.

Total gas sales increased 21.9% to P$50 million in 2005 quarter, mainly due to improved sales prices which were 33.5% higher compared to 2004 quarter, partially offset by a 7.7% reduction in sales volumes. Average sales price increased to P$2.31 per million cubic feet in 2005 quarter from P$1.73 per million cubic feet in 2004 quarter mainly due to the renegotiation of contracts and the implementation of a path for the recovery of natural gas prices agreed upon in April 2004 by the Argentine Government and gas producers. Conversely, due to the restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell 30% and were sold in the domestic market at lower prices.

Daily gas sales volumes dropped to 239.3 million cubic feet in 2005 quarter mainly due to the considerable decline in the fields’ production curve mentioned above.

Combined oil and gas sales outside of Argentina increased 48.4% to P$538 million in 2005 quarter. Total oil and gas sales volumes rose 4.8% to 81.0 thousand barrels of oil equivalent in 2005 quarter. The average sales price per barrel of oil equivalent increased 43.2% to P$73.7 in 2005 quarter, mainly due to the increase in the international reference price and the accrual of an incentive related to the second round fields in Venezuela.

In Venezuela, oil and gas sales in 2005 quarter grew 44.4% to P$273 million. In 2005 quarter, the average price per barrel of oil totaled P$65.3, accounting for a 49.5% increase. This variation is mainly attributable to the WTI behavior mentioned above and to the accrual of an additional compensation provided for under the second round contracts, which include, among others, the Oritupano Leona area. Along these lines, the operating agreement of the oilfield provides that once an accumulated production volume of 155 million barrels has been reached, an additional compensation will be accrued based on a rate per barrel adjusted on the basis of changes in prices of a crude basket. During January 2005, the Consortium reached the accumulated production required under the Agreement and consequently started to recognize such incentive on production. As of March 31, 2005 the incentive mentioned above accounted for an additional income of P$73 million.

Daily sales volumes of oil equivalent decreased 2.9%, to 49.7 thousand barrels of oil equivalent in 2005 quarter as a consequence of the poor results obtained from the third round drilling campaigns during 2004.

In Ecuador, oil sales for 2005 quarter increased 93.6% to P$91 million. Daily sales volumes increased 70.2% to 9.7 thousand barrels. These volumes include the sale of  December 2004 production which was postponed to January 2005 due to a commercial decision. Without considering this effect, sales volumes increased 29.8% to 7.4 thousand barrels per day, in line with the gradual progress in the development of Block 18, with significant investments including expansion of the crude oil treatment plant and bringing into production of 6 new wells.

The sales price increased 16.2% to P$104.9 per barrel in 2005 quarter mainly due to the 23% increase in Oriente crude oil, the applicable international reference, the magnitude of which was lower than that of the WTI due to the increased discount for this type of crude oil.

In Peru, oil and gas sales increased 48% to P$144 million in 2005 quarter. Daily sales volumes of oil equivalent increased 6.8% to 13.6 thousand bbl/d from 12.7 thousand bbl/d in 2004 quarter, basically as a consequence of the good results obtained from the drilling and workover campaigns carried out in 2004. The crude oil price rose 41.2% to P$127.2 per barrel in 2005 quarter. The international reference, which is a combination of the Oriente crude oil and the WTI, recorded a positive variation of 40.1%. The price of gas decreased 16.9% to P$4.76 per million cubic feet in 2005 quarter, as a consequence of the increase in gas supply, boosted by the incorporation to the gas market of the Camisea formation which is the most important gas reserve in Peru and one of the most important gas reserves in Latin America.

*   Gross profit for 2005 quarter rose P$153 million or 34.5% to P$596 million. The margin on sales increased to 55.8% in 2005 quarter from 51.9% in 2004 quarter. This rise in margins is mainly attributable to a 26.2% increase in average sales prices of oil equivalent. The lifting cost rose 9.2% to P$8.53 per barrel of oil equivalent in 2005 quarter, mainly due to the rise in oil service rates and, to a lesser extent, increases in electric power costs and to incremental costs associated with the implementation of new safety and environmental standards.

*  Exploration expenses totaled P$2 million in 2005 quarter and P$83 million in 2004 quarter. Expenses for 2004 quarter are mainly attributable to the charging to income of investments in exploratory wells of Block 31 in the amount of P$80 million.

*  Other operating income (expense) accounted for P$51 million and P$35 million losses in 2005 and 2004 quarters, respectively. Losses for 2005 quarter are mainly attributable to the costs associated with the unused transportation capacity under the Ship or Pay contract with OCP (Oleoducto de Crudos Pesados) in Ecuador, in the amount of P$41 million. The 2004 loss is mainly attributable to P$40 million costs attributable to the unused transportation capacity under the Ship or Pay contract, partially offset by a P$11 million gain derived from the favorable resolution of commercial claims in Venezuela.

Hedge of  Produced Crude Oil Price

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the Income Statement under “Financial Income (Expense) and Holding Gains (Losses)”.

As of March 31, 2005, the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

Maturity
2005
Sales Price Exposure
Crude oil price swaps (1)
Contract volumes (million bbl)	5.50
Average settlement prices (US$ per barrel)	19.00
Current value before advance payments	(593.00)

(1)  The transactions included herein are swap options exercised by the counterparties.

Refining

*  In 2005 quarter operating income for the Refining business segment increased P$63 million to P$23 million compared to a P$40 million loss in 2004 quarter. During 2005 quarter, prices rose significantly, both in the foreign and domestic markets. In the latter market the increase in prices was recorded only in products not subject to the Price Stability Agreement. In addition, implementation of the crude oil export tax regime had a positive impact since it mitigated the significant rise in the price of WTI crude oil and therefore allowed to recover the respective refining margins.

*  Gross profit for 2005 quarter increased significantly to P$85 million from P$19 million in 2004 quarter and gross margin rose 9.1% in 2005 quarter from 2.5% in 2004 quarter. During 2005 quarter, prices rose significantly, both in the foreign and domestic markets. In the latter market the increase in prices was recorded only in products not subject to the Price Stability Agreement. For the purposes of capitalizing on this situation, priority was given to products and distribution channels with higher contribution, allowing to mitigate the 9.6% increase in the average cost of processed crude oil to P$101.9 per barrel in 2005 quarter from P$93 per barrel in 2004 quarter.

*  Net sales for refinery products increased to P$932 million or 22.8% in 2005 quarter, boosted by higher sales prices. Total sales volumes rose 7%, domestic sales increased 6% compared to 2004 quarter while export sales rose 7%.

Within a context of high international crude oil prices, sales average prices of benzene, paraffins, heavy distillates, asphalts, reformer plant byproducts, diesel oil, gasoline and aromatics increased 64%, 35%, 29%, 21%, 16%, 14%, 6% and 4%, respectively.

Within the framework of a growing operating integration with the Oil and Gas Exploration and Production business segment, in 2005 quarter crude oil volumes processed at San Lorenzo and Bahía Blanca refineries increased 3.7% to 66,595 barrels per day.

Total diesel oil sales volumes moved down 6.4% to 427 thousand cubic meters in 2005 quarter, mainly due to the decline in export volumes. In 2004 quarter, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall, which was not covered by production from its Bahía Blanca refinery, was made up by purchases from third parties. Domestic sales for 2005 quarter were in line with 2004 quarter. However, the 7.6% growth in the diesel oil domestic market resulted in a drop in market share to 14.4% in 2005 quarter from 16.0% in 2004 quarter.

Total gasoline sales volumes dropped 4.4% to 182 thousand cubic meters in 2005 quarter mainly due to a 20.2% decline in exports. Domestic sales exhibited a 2.3% increase. As a result of the 6.2% increase in the gasoline market, the market share dropped to 14.4% in 2005 quarter from 15.2% in 2004 quarter. Yet, in the premium gasoline market the market share grew from 6% in 2004 quarter to 9.6% in 2005 quarter mainly due to the launching of Podium gasoline.

Asphalt sales volumes grew 12.3% in 2005 quarter mainly due to the 24% growth in the domestic market, boosted by infrastructure works promoted by the government. Within this context, domestic market sales increased 28.8% while exports declined 49.3%.

As regards heavy distillates, a change in the production mix was made to prioritize products offering higher contribution margins. Sales volumes grew 35% mainly due to an export transaction scheduled for late 2004 and actually performed in early 2005.

Petrochemicals

*  Regarding the international context, in 2005 quarter styrenics business operations exhibited a significant decline in marketing spreads. This also applied to styrene and polystyrene, which recorded 48% and 33% drops, respectively. Though styrene and polystyrene international prices increased approximately 38% and 31% in 2005 quarter compared to 2004 quarter, the price of benzene, their main feedstock, recorded a 65% increase.

Regarding the fertilizers business, urea international prices rose 44.5% from an average of US$137 per ton in 2004 quarter to US$198 per ton in 2005 quarter mainly as a result of an increased demand.

*    Operating income for 2005 quarter rose 19.2% to P$62 million due to the increase in gross profit and the recognition of tax benefits for Innova operations, partially offset by higher administrative and selling expenses.

*   In Argentina, styrenics sales increased to P$227 million or 76% in 2005 quarter, due to the combined effect of higher sales prices, in line with international reference prices, and ethylbenzene sales to Innova. To such respect, the start-up of the ethylene plant, in October 2004, allowed to increase the supply of ethylbenzene which is exported to Innova within the framework of vertical integration of the petrochemical businesses, thus allowing for full use of production installed capacity.

Average sales prices in 2005 quarter were 38% higher compared to 2004 quarter, with 48%, 38% and 47% increases in the styrene, polystyrene and rubber lines of business, respectively.

Styrenics sales volumes dropped 3% due to the plant shutdown during the year for catalyst replacement. Polystyrene and Bops sales volumes were 24% higher compared to 2004 quarter, with a 6% increase in domestic sales and a 52% rise in exports, mainly to Chile, Uruguay and Europe (polystyrene) and the United States and Europe (bi-oriented polystyrene). Considering production from the ethylene plant, ethylbenzene sales volumes totaled 12.2 tons in 2005 quarter compared to 1 ton in 2004 quarter.

Rubber sales volumes declined 14% in 2005 quarter, mainly due to rebuilding of inventory levels that directly affected export markets. In 2005 quarter sales volumes in the domestic market remained at 2004 quarter levels.

Innova sales in Brazil increased 102.2% in 2005 quarter to P$281 million mainly due to the increase in sales prices, in line with international reference prices and, to a lesser extent, the rise in sales volumes.

In 2005 quarter, styrene and polystyrene prices increased 44% and 46%, respectively.

In 2005 quarter, total styrene and polystyrene volumes grew 13.6% and 11%, respectively, boosted by a higher demand from the Brazilian market in line with higher industrial activity levels.

Fertilizers sales in Argentina dropped 17.6% to P$42 million in 2005 quarter. This drop resulted from a 24% decline in sales volumes which, in turn, reflects a demand shrinkage due to a 10% increase in sales prices.

*     Gross profit rose 8.8% to P$87 million in 2005 quarter. Gross margin on sales fell to 17.1% in 2005 quarter from 25.4% in 2004 quarter, reflecting the increase in international prices of raw materials, especially benzene.

As regards the styrenics business in Argentina, gross profit increased 54.5% to P$51 million in 2005 quarter, boosted by the rise in prices and volumes. Gross margin on sales decreased to 22.5% in 2005 quarter down from 25.5% in 2004 quarter, mainly as a result of the impact of the increase in the price of benzene.

Regarding styrenics in Brazil, gross profit declined 18.8% to P$26 million in 2005 quarter. Gross margin on sales decreased to 9.3% in 2005 quarter from 23% in 2004 quarter as a result of the increase in the price of raw materials, mainly benzene.

As regards fertilizers in Argentina, gross profit declined 33.3% to P$10 million in 2005 quarter, and gross margin decreased to 23.8% in 2005 quarter from 29.4% in 2004 quarter. The decline in gross profit was attributable to a significant drop in sales volumes, while the decrease in gross margin reflects the impact of higher costs of products for resale.

*  Administrative and selling expenses totaled P$35 million and P$29 million in 2005 and 2004 quarters, respectively. This increase is mainly attributable to: (1) increased labor costs in Innova, (2) the appreciation of the Real against the US dollar in Brazil, and (3) the increase in selling expenses in Argentina, due to higher freight costs in line with ethylbenzene exports to Innova.

*  Other operating income (expense), net recorded P$10 million and P$1 million gains in 2005 and 2004 quarters, respectively. The 2005 quarter gain is mainly attributable to the collection of tax benefits granted by the Río Grande do Sul State, Brazil, to companies settled in such state.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of CIESA is as follows:

*  Sales revenues significantly increased to P$143 million in 2005. Sales revenues for imported gas and liquids and gas and liquids produced by the Company totaled P$68 million and P$67 million in 2005 quarter and P$36 million and P$66 million in 2004 quarter, respectively. Sales volumes for imported gas and gas produced by the Company in Argentina totaled 273 million cubic feet per day in 2005 quarter and 269 million cubic feet per day in 2004 quarter. Liquids sales volumes totaled 75.5 thousand tons in 2005 quarter and 83.8 thousand tons in 2004 quarter.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$8 million in 2005 quarter and P$1 million in 2004 quarter.

* In 2005 and 2004 quarters, operating income was P$60 million and P$64 million, respectively. Operating results reflect P$53 million and P$59 million gains in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$7 million and P$5 million in 2005 and 2004 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*   Net sales of electricity generation increased P$30 million to P$81 million in 2005 quarter as a consequence of the combined effect of a 46.2% improvement in generation prices and an 8.8% increase in energy sales as a result of the 4% increase in the demand for energy in Argentina and the higher availability factor of Genelba Power Plant.

The increase in energy sales prices mainly derived from a higher demand for electric power within a framework of reduced water flows contributed by the different basins and restricted gas supply. Such facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter had a favorable impact. The Company’s competitive advantages resulting from being an integrated energy company and from the joint operation of thermal and hydroelectric generation plants allowed it to capitalize on these market opportunities.

The increase in energy sales prices mainly derived from a higher demand for electric power within a framework of reduced water flows contributed by the different basins and restricted gas supply. These facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the increase mentioned above is also attributable to the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter. The Company's condition as an integrated energy company and the complementation of thermal and hydroelectric generation allowed to take advantage of higher margin opportunities in the market.

Net sales attributable to Genelba Power Plant increased 66.7% to P$70 million in 2005 quarter, due to the combined effect of improved prices and increased sales volumes. The average sales price of energy increased to P$48.7 per MWh or 49.8% in 2005 quarter from P$32.5 per MWh in 2004 quarter, due to the market reasons mentioned above. Energy sales increased 11.7% to 1,440 GWh in 2005 quarter from 1,289 GWh in 2004 quarter due to the higher demand recorded in 2005 quarter and to the effects in 2004 quarter resulting from scheduled major maintenance works at Genelba Power Plant. Therefore, the plant factor as well as the power plant’s availability factor rose to 100% in 2005 quarter from 92.3% in 2004 quarter and to 99.3% in 2005 quarter from 93.3% in 2004 quarter, respectively.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 22.2% to P$11 million in 2005 quarter. The average sales price increased 36.2% to P$53.4 per MWh in 2005 quarter from P$39.2 per MWh in 2004 quarter. During 2005 quarter, energy delivered decreased 8.7% to 200 GWh from 219 GWh in 2004 quarter, due to lower water levels in the Comahue Basin.

*  Gross profit for the generation business increased P$34 million to P$35 million in 2005 quarter mainly driven by improved prices in the wholesale electricity market in 2005 quarter and higher costs in 2004 quarter derived from scheduled major maintenance works at Genelba Power Plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/09/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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